April 2, 2024

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Energea Portfolio 4 USA LLC
Amendment No. 1 to Offering Statement on Form 1-A
Filed March 8, 2024
File No. 024-12389

To Whom It May Concern:

This letter is submitted on behalf of Energea Portfolio 4 USA LLC (the "Company") in response to a comment letter from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated March 22, 2024 (the "Comment Letter") with respect to the Company's amended Offering Statement on Form 1-A filed with the Commission on March 8, 2024 (the "Offering Statement").

For your convenience, the Staff's comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement. This letter should be read in conjunction with the amended Offering Statement on Form 1-A/A that will be filed (the "Amendment").

Amendment No. 1 to Offering Statement on Form 1-A
Cover Page

1. We note your response to prior comment 1. You mention under "Redemption Plan" at page 37 and elsewhere in the offering circular a 60-day hold period and additional restrictions on the ability to sell shares purchased in this offering. In light of these substantial limitations and the absence of liquidity which results from them, please prominently disclose here that (1) purchasers of Class A Investor shares may not be able to sell their shares except by submitting redemption requests to you via your Platform; (2) purchasers must hold their Class A Investor Shares for at least 60 days before they can request redemption of their shares via your Platform; (3) if you agree to honor a redemption request, you have 90 days to make payment on such redemption; (4) your Manager may, in its sole discretion, amend, suspend, or terminate the Redemption Plan at any time without prior notice; (5) Class A Investor Shares may not be transferred without the Company's consent, which you can withhold in your sole discretion; and (6) you have a right of first refusal to purchase any Class A Investor Shares proposed to be transferred. At each place that you discuss redemption or possible sales or transfers of the shares by investors, also add cross-references to risk factors which address related risks and limitations on liquidity.

In response to the Staff's comment, the Amendment updates the Offering Statement to include additional disclosure on the cover and elsewhere with respect to the Redemption Plan.

Risk Factors
We may be subject to claims for recission or damages from our Investors, page 6

2. We note the revisions you made in response to prior comment 9, and we reissue it in part. Please further revise to also indicate that the Regulation A exemption may have been unavailable for prior sales because of the at-the-market prohibition in Securities Act Rule 251(d)(3)(ii).

Although the Company believes that it was in compliance with Securities Act Rule 251(d)(3)(ii) at all times and that the prior offering was not an "at-the-market" offering, the Amendment updates the Offering Statement to include this disclosure.

Use of Proceeds, page 8

3. We note your response to prior comment 10. You indicate that you might invest in projects using the Manager's capital before raising "enough capital" from investors. You also suggest that offering proceeds "may be used to pay fees owed to the Manager and its affiliates." Provide updated and current tabular disclosure to reflect all such potential uses, and clarify whether the "fees owed" would be separate and distinct from the amounts referenced in footnote 1 to the table. Please provide estimated percentages of the proceeds from this offering that you plan on allocating to existing and anticipated projects. Specify the current projects to which net proceeds will be allocated as well as the estimated allocable amounts. If there are factors that may influence your estimated use of proceeds, please include these factors in this section and explain how these factors may influence the estimated uses.

In response to the Staff's comment, the Amendment updates the Offering Statement to clarify that the Company does not expect to pay fees to the Manager from the proceeds of the Offering. Fees are instead expected to be paid with revenue produced by the Projects. However, it is possible that the revenue from the Projects would be insufficient to pay management fees, at which time, fees may be paid for from the proceeds of the Offering. The Company currently does not anticipate that any fees will be paid to the Manager or its affiliates out of the proceeds of the Offering.

The Company expects to use all of the net proceeds of the Offering, after organization, offering and marketing expenses, to acquire, develop and construct new Projects, pursuant to the Company's investment strategy.

In response to the Staff's comment, the Amendment additionally updates the Offering Statement to note that investing in new Projects is subject to a number of risks, including construction and development risks, and these risks could impact the Company's ability to invest in new Projects.

Tax Equity, page 12

4. We note your response to prior comment 11 and we re-issue this comment. Please revise to explain why you believe you are "uniquely positioned" to benefit from the "transformative change" to the Investment Tax Credit, and quantify in this section the amount of all benefits you have obtained to date. If you have received none, state that clearly.

The Amendment updates the Offering Statement to remove this disclosure.

Distributions, page 22

5. We note the new disclosure that you have not yet made a profit. Please revise generally to ensure that your references to IRR do not potentially result in any reader misunderstanding regarding what the percentages and amounts signify vis-a-vis net income or profit. Also disclose in the risk factors that you have not made any profit.

In response to the Staff's comment, the Amendment updates the Offering Statement to include a risk factor that the Company has incurred net losses to date and to disclose that because the Company has not made any profit to date, any distributions to Investors is considered a return of capital for U.S. federal income tax purposes. IRR includes all distributable cashflow regardless of its tax distinction and compares the distributable cash flow to the initial principal as cash flow is received over time.

In response to the Staff's comment, we have ensured that references to IRR do not potentially result in any reader misunderstanding regarding what the percentages and amounts signify vis-a-vis net income or profit.

Other Solar Energy Funds, page 28

6. We note the reference to offerings up to $75,000,000. Provide updated disclosure regarding the status of all listed offerings, clarifying in each case any offerings which have been terminated. Also, please be sure to consider all related or overlapping comments issued on each open filing before amending the offering circulars for each such filing. We note that some revisions were made to this filing but the related disclosures in other filings remained unchanged, for example.

In response to the Staff's comment, the Amendment updates the Offering Statement to clarify the status of each company's current and prior offerings.

In response to the Staff's comment, the Amendment addresses any related or overlapping and relevant comments from the other filings.

Liability to Make Additional Contributions, page 37

7. We note your response to prior comment 13 and we re-issue this comment. Please revise to describe in necessary detail those "circumstances" under Delaware law in which investors might be required to return part or all of a distribution they received.

In response to the Staff's comment, the Amendment updates the Offering Statement to include this disclosure.

Redemption Plan, page 37

8. Revise to disclose how investors will be able to ascertain the redemption price prior to submitting a redemption request. In addition, we note the disclosure regarding mandatory redemptions at page 35 regarding pricing at 90% of the then-current value of Class A Investor Shares "as determined by the Company in accordance with the Financial Model" and remind you of prior comment 20.

In response to the Staff's comment, the Amendment updates the Offering Statement to clarify that the Redemption Price is based on the current price of the Class A Investor Shares in effect at the time the Redemption Request is made, which is published on the Platform.

9. We note your disclosure that your Manager may, in its sole discretion, amend, suspend, or terminate the Redemption Plan at any time without prior notice for any reason, and you reserve the right to reject any Redemption Request at any time for any reason. Please state this clearly at the outset of this section.

In response to the Staff's comment, the Amendment updates the Offering Statement to include this disclosure.

10. Please file a copy of the Redemption Plan as an exhibit to your offering circular. Refer to Item 17(3)(a) of Part III of Form 1-A.

In response to the Staff's comment, the Redemption Plan has been filed as an exhibit to the Amendment.

Exhibits

11. We re-issue prior comment 22. Please file all material contracts required under Part III of Form 1-A. Also, going forward, please provide a response to each of the staff's numbered comments.

In response to the Staff's comment, that Company has ensured that all material contracts have been filed as exhibits to the Amendment. The Company will be sure to provide a response to each of the Staff's numbered comments going forward.

12. We re-issue prior comment 24. Please include an updated auditor's consent.

In response to the Staff's comment, an updated auditor's consent has been filed as an exhibit to the Amendment.

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If you have any questions or would like further information concerning our responses to the Comment Letter, please do not hesitate to contact me at 860-316-7466 or Kathy Koser at 860-575-5440.

Best,

/s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Co-Founder and Managing Partner of Energea Global LLC

April 2, 2024